[redacted]

14049918

KW 4/9

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934
and Rule 17a-5 Thereunder

SEC FILE NO.
8-1361

15462 674826

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) **AND ENDING** 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BB&T Securities, LLC

Official Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

901 East Byrd Street
(No. and Street)

Richmond	Virginia	23219
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Randall B. Saufley, Chief Financial Officer — 804-642-3965
(Area Code – Telephone No.)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
APR 09 2014
13 REGISTRATIONS BRANCH

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

PricewaterhouseCoopers LLP

214 N. Tryon St. Suite 3600	Charlotte	North Carolina	28202
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Oath or Affirmation

I, Randall B. Saufley, swear (or affirm) that, to the best of my knowledge and belief, the accompanying Statement of Financial Condition and supporting schedules pertaining to the firm of BB&T Securities, LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Randall B. Saufley
Chief Financial Officer

Notary Public 283212 Expires: 9/30/2015

This report** contains (check all applicable boxes):

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BB&T Securities, LLC

(a wholly-owned subsidiary of BB&T Corporation)
Statement of Financial Condition
December 31, 2013

pwc

BB&T Securities, LLC

(a wholly-owned subsidiary of BB&T Corporation)
Statement of Financial Condition
December 31, 2013

pwc

Independent Auditor's Report

To the Board of Managers and Member of
BB&T Securities, LLC
(a wholly-owned subsidiary of BB&T Corporation

We have audited the accompanying statement of financial condition of BB&T Securities, LLC (the "Company") as of December 31, 2013.

Management's Responsibility for the Statement of Financial Condition

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of the Company at December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP

February 27, 2014

PricewaterhouseCoopers LLP, 214 N. Tryon Street, Suite 3600, Charlotte, NC 28202
T: (704) 344 7500, F: (704) 344 4100, www.pwc.com/us

BB&T Securities, LLC
(a wholly-owned subsidiary of BB&T Corporation)
Statement of Financial Condition
December 31, 2013

Assets

Cash	$	2,625,454
Cash segregated under federal regulations		2,478,518
Federal funds sold and securities purchased under agreements to resell		148,241,451
Securities owned, at fair value		86,563,513
Securities owned, pledged, at fair value		34,833,330
Securities borrowed		244,300
Receivable from brokers, dealers and clearing organizations		97,936,620
Receivable from customers		118,260,555
Receivable from Parent and affiliate		1,750,064
Furniture, equipment and leasehold improvements, at cost (less accumulated depreciation and amortization of $13,907,475)		7,192,216
Goodwill		90,435,186
Deferred tax asset		21,946,388
Other assets		42,130,550
Total assets	$	654,638,145

Liabilities and member's equity

Securities sold under agreements to repurchase	$	134,923,540
Securities sold, not yet purchased, at fair value		84,273,063
Payable to brokers, dealers and clearing organizations		2,551,186
Payable to customers		47,864,082
Payable to affiliate correspondents		661,460
Payable to fully-disclosed correspondents		299,035
Accrued taxes payable to Parent		327,499
Accrued interest payable on securities		698,736
Accrued expenses, compensation and other liabilities		67,184,348
Total liabilities		338,782,949
Liabilities subordinated to claims of general creditors		100,000,000
Member's equity		215,855,196
Total liabilities and member's equity	$	654,638,145

The accompanying notes are an integral part of the Statement of Financial Condition.

1. Organization and Description of Business

BB&T Securities, LLC (the "Company" or "BB&T Securities"), is a wholly-owned subsidiary of BB&T Corporation ("Parent"), a financial services holding company headquartered in North Carolina and sole member of BB&T Securities. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is subject to regulatory oversight by the Financial Industry Regulatory Authority ("FINRA").

The Company deals in U.S. Government and agency obligations, corporate debt and equity securities, state and municipal securities, mortgage and other asset-backed securities, money market and other financial instruments. Additionally, the Company offers mutual funds, annuities and life insurance products. The Company also offers various investment banking and financial advisory services in connection with mergers and acquisitions, restructuring, private placements, loan syndications, loan trading and project financings. The Company provides these services to corporate clients, institutional investors and individuals. In addition, the Company provides clearing services to affiliated and unaffiliated broker-dealers on a fully-disclosed basis.

On January 1, 2013, the Company, previously known as Clearview Correspondent Services, LLC, entered into a merger agreement with an affiliated broker-dealer, Scott & Stringfellow, LLC, which resulted in the Parent contributing the net assets of Scott & Stringfellow, LLC, including its CHOICE advisory business ("CHOICE"), to Clearview Correspondent Services, LLC. The net assets of Scott & Stringfellow, LLC, which totaled $211,449,475, were measured at their historical carrying amounts as of the date of transfer. Concurrent with the consummation of this transaction, the name of the combined entity was changed to BB&T Securities, LLC. The affiliated companies were merged to provide operational efficiencies. This merger was accounted for as a business combination between entities under common control with financial statements presented as if Scott & Stringfellow, LLC had always been a part of the Company.

On January 1, 2013, the Company declared a dividend of the net assets related to the CHOICE advisory business, which totaled $12,487,837, to its Parent. The dividend of the net assets of CHOICE included $12,186,670 of goodwill. The net assets of CHOICE were immediately contributed by the Parent to an affiliated registered investment advisor, Sterling Capital Management, LLC ("Sterling"). In connection with these transactions, the Company assigned certain agreements related to CHOICE and entered into certain sub-advisory agreements with Sterling. This dividend was accounted for as a business combination between entities under common control with financial statements presented as if the CHOICE business had always been a part of Sterling and not the Company.

2. Summary of Significant Accounting Policies

Use of estimates in preparation of financial statements
The financial statements are presented in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. The actual results could differ from these estimates.

Cash
Cash represents amounts on deposit with banks and other financial institutions that are not subject to segregation under federal regulation.

Cash segregated under federal regulations
Cash segregated under federal regulations represents amounts on deposit with banks and other financial institutions that are subject to segregation under federal regulation.

Federal funds sold, securities purchased under agreements to resell, and securities sold under agreements to repurchase
Federal funds sold consist of excess reserves placed with other banks with a very short-term maturity, normally overnight. Accordingly, the carrying amount of federal funds sold is considered a reasonable estimate of fair value.

Transactions involving securities purchased under agreements to resell ("reverse repurchase agreements" or "reverse repos") or securities sold under agreements to repurchase ("repurchase agreements" or "repos") are accounted for as collateralized agreements. It is the Company's policy to obtain the right to use the securities pledged as collateral for resale agreements. Collateral is valued daily, and the Company may require counterparties to pledge additional collateral or return collateral pledged when appropriate. Reverse repos and repos are recorded at contractual amounts plus accrued interest. Accrued interest on reverse repos and repos is included in the Statement of Financial Condition in Other assets and Accrued interest payable on securities respectively.

Securities owned and securities sold, not yet purchased
Amounts receivable and payable for the Company's securities transactions that have not yet reached their contractual settlement date are recorded on a net basis on the Statement of Financial Condition in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 940-20-45, *Broker Dealer Activities* ("Topic 940"). Securities are recorded at fair value in accordance with ASC Topic 820, *Fair Value Measurements and Disclosures* ("Topic 820").

Securities borrowed
Securities borrowed for cash collateral are accounted for as financing transactions and are included in the Statement of Financial Condition at the amount of cash advanced in connection with the transactions. The Company measures the fair value of the securities borrowed, in accordance with the FASB Topic 820, against the collateral on a daily basis, additional collateral is provided to cover deficits, and any excess is reacquired to ensure that such transactions are properly collateralized.

Customer securities transactions
Customer securities transactions are recorded on a settlement date basis. The Company monitors the fair value of collateral held and the fair value of securities receivable from others, in accordance with Topic 820. It is the Company's policy to request and obtain additional collateral when deemed appropriate. A substantial portion of receivables is due from customers residing in the Southeastern United States of America.

Furniture, equipment and leasehold improvements
Furniture, equipment and leasehold improvements are recorded at cost. Depreciation on furniture and equipment is recorded on a straight-line basis over the estimated useful lives of the assets (ranging from 3 to 10 years). Leasehold improvements are amortized on a straight-line basis over the lesser of the lease term, including certain renewals deemed probable at lease inception, or the estimated useful lives of the improvements.

Translation of Foreign Currencies
Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange.

Goodwill and intangible assets
Goodwill represents the cost in excess of the fair value of the net assets acquired in business acquisitions. Goodwill is not amortized over an estimated useful life, but rather is evaluated at least annually for impairment. The Company performs its impairment evaluation in the fourth quarter of each year and more frequently if circumstances exist that indicate a possible reduction in the fair value of the business below

its carrying value. The Company measures impairment using the present value of estimated future cash flows. The analysis is based upon available information regarding expected future cash flows and discount rates. Discount rates are based upon the cost of capital specific to the Company's industry. If the carrying value of the reporting unit exceeds its fair value, a second analysis is performed to measure the fair value of all assets and liabilities. If, based on the second analysis, it is determined that the fair value of the assets and liabilities of the reporting unit is less than the carrying value, the Company recognizes impairment for the excess of carrying value over fair value. To date, there have been no goodwill impairments recorded by the Company.

Other intangible assets, primarily purchased books of business and non-compete agreements, are amortized based upon the estimated economic benefit received. These intangible assets are included in the Statement of Financial Condition in Other assets.

Fair value measurements
Topic 820 provides a framework for measuring fair value which requires that an entity determine fair value based on the exit price from the principal market for the asset or liability being measured, which is discussed further in Note 3.

Derivative financial instruments
The Company may utilize derivative financial instruments to manage various financial risks. These derivatives primarily consist of equity options and treasury futures. A derivative is a financial instrument that derives its cash flows, and therefore its value, by reference to an underlying instrument, index or referenced interest rate. The Company does not designate its derivatives as hedges under FASB ASC Topic 815, *Derivatives and Hedging* ("Topic 815").

Income taxes
The Company's operating results are included in the consolidated federal income tax return of the Parent. The method of allocating federal income tax expense is determined under a tax allocation agreement between the Company and the Parent. The amount of current tax or benefit calculated is either remitted to or received from the Parent. The allocation agreement specifies that income tax expense will be computed for all subsidiaries on a separate company method. The Company does not have any unrecognized tax benefits as of December 31, 2013. The Company did not record any interest or penalties relating to unrecognized tax positions during 2013 and did not have any interest or penalties accrued as of December 31, 2013.

Deferred income taxes have been provided when different accounting methods have been used in determining income for income tax purposes and for financial reporting purposes. Deferred tax assets and liabilities are recognized based on future tax consequences attributable to differences arising from financial statement carrying values of assets and liabilities and their tax bases. In the event of changes in the tax laws or rates, deferred tax assets and liabilities are adjusted in the period of the enactment of those changes, with the cumulative effects included in the current year's income tax provision.

3. Fair Value Measurements

Topic 820 defines fair value as the exchange price that would be received on the measurement date to sell an asset or the price paid to transfer a liability in the principal or most advantageous market available to the entity in an orderly transaction between market participants. Topic 820 also establishes a three level fair value hierarchy that describes the inputs that are used to measure assets and liabilities.

Level 1
Level 1 asset and liability fair values are based on quoted prices in active markets for identical assets and liabilities.

Level 2
Level 2 asset and liability fair values are based on observable inputs that include: quoted market prices for similar assets or liabilities; quoted market prices that are not in an active market; or other inputs that are observable in the market and can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3
Level 3 assets and liabilities are financial instruments whose value is calculated by the use of pricing models and or discounted cash flow methodologies, as well as financial instruments for which the determination of fair value requires significant management judgment or estimation. These methodologies may result in a significant portion of the fair value being derived from unobservable data.

Assets and liabilities measured at fair value on a recurring basis are summarized below:

		Fair Value Measurements for Assets and Liabilities Measured on a Recurring Basis		
	12/31/2013	Level 1	Level 2	Level 3
Assets:				
Securities owned:				
U.S. government	$ 1,153,560	$ -	$ 1,153,560	$ -
U.S. government-sponsored entities (GSE)	26,183,652	-	26,183,652	-
Mortgage-backed securities issued by GSE	20,442,176	-	20,442,176	-
State and political subdivisions	24,205,966	-	24,190,766	15,200
Equity and other securities	13,766,430	251	13,745,986	20,193
Private equity and similar investments	811,730	-	-	811,730
Securities owned, pledged:				
U.S. government	1,262,812	-	1,262,812	-
U.S. government-sponsored entities (GSE)	33,100,647	-	33,100,647	-
Mortgage-backed securities issued by GSE	469,870	-	469,870	-
Total assets	$121,396,843	$ 251	$120,549,469	$ 847,123
Liabilities:				
Securities sold, not yet purchased:				
U.S. government	$ 53,772,007	$ -	$ 53,772,007	$ -
U.S. government-sponsored entities (GSE)	4,630,987	-	4,630,987	-
Mortgage-backed securities issued by GSE	24,222,804	-	24,222,804	-
Equity and other securities	1,647,265	2,159	1,645,106	-
Total liabilities	$ 84,273,063	$ 2,159	$ 84,270,904	$ -

Securities owned, pledged represent assets pledged under repurchase and securities lending transactions in which the agreement gives the counterparty the right to sell or re-pledge the underlying assets, which is discussed further in Note 14, as well as securities pledged as margin collateral to facilitate mortgage "To Be Announced" (TBA) transactions.

The following discussion focuses on the valuation techniques and significant inputs used by the Company in determining the Level 2 and Level 3 fair values of each significant class of assets and liabilities.

The Company generally utilizes multiple third-party pricing services in determination of the fair value of its securities portfolio. Fair value measurements are derived from market-based pricing matrices that were developed using observable inputs that include benchmark yields, benchmark securities, reported trades, offers, bids, issuer spreads and broker quotes. As described by security type below, additional inputs may be used or some inputs may not be applicable. In the event that market observable data was not available,

which would generally occur due to the lack of an active market for a given security, the valuation of the security would be subjective and may involve substantial judgment by management.

Specific valuation techniques and inputs used in determining the fair value of each significant class of assets and liabilities follow:

U.S. government: These are debt securities guaranteed by the U.S. government. U.S. government securities are generally valued using market-based pricing matrices that are based on observable inputs (i.e., including new issue and secondary market data and dealer quotes), and, for U.S. Treasury securities and Treasury inflation protected securities ("TIPS"), live data from active market makers and inter-dealer brokers.

U.S. government-sponsored entities (GSE) and Mortgage-backed securities issued by GSE: These are debt securities issued by U.S. government-sponsored entities. GSE pass-through securities are valued using market-based pricing matrices that are based on observable inputs including benchmark TBA security pricing and yield curves that were estimated based on U.S. Treasury yields and certain floating rate indices. The pricing matrices for these securities may also give consideration to pool-specific data supplied directly by the GSE. GSE collateralized mortgage obligations ("CMOs") are valued using market-based pricing matrices that are based on observable inputs including offers, bids, reported trades, dealer quotes and market research reports, the characteristics of a specific tranche, market convention prepayment speeds and benchmark yield curves as described above.

States and political subdivisions: These securities are valued using market-based pricing matrices that are based on observable inputs including MSRB reported trades, issuer spreads, material event notices and benchmark yield. In some cases, there are no observable market values for these investments and therefore management must estimate the fair value based on unobservable inputs and or modeling assumptions.

Equity and other securities: These securities consist primarily of equities, mutual funds and corporate bonds and brokered CD's. These securities are valued based on a review of quoted market prices for identical and similar assets. In some cases there are no observable market values for these investments and therefore management must estimate the fair value based on a comparison of the operating performance of the entity to multiples in the marketplace for similar entities.

Derivative assets and liabilities: The fair values of derivative financial instruments are determined based on quoted market prices. Additional derivatives disclosures are found in Note 14.

Private equity and similar investments: The Company has private equity and similar investments that are carried at fair value. In many cases, there are no observable market values for these investments. Investments in private equity funds are measured at fair value based on the investment funds' reported net asset value.

Securities owned, not yet purchased: Securities owned, not yet purchased, represent securities sold short. These trades are primarily a mitigating market risk strategy for the purposes of supporting institutional and retail client trading activities. Short positions are priced using methods described above.

The table below presents a reconciliation for the year ended December 31, 2013 for Level 3 assets and liabilities that are measured at fair value on a recurring basis.

			Fair Value Measurements Using Significant Unobservable Inputs				
For the Year Ended December 31, 2013		12/31/2013	US government-sponsored entities	Mortgage-backed securities issued by GSE	States & political subdivisions	Equity & other securities	Private equity & similar investments
Balance on January 1, 2013	$	1,401,544	$ -	$ -	$ 506,160	$ 3,269	$ 892,115
Total realized and unrealized gains (losses) included in earnings:							
Principal transactions, net		279,798	-	53,579	(23,619)	310,915	(61,077)
Purchases		40,429,302	-	40,324,333	-	104,969	-
Sales		(40,776,872)	-	(40,377,912)	-	(398,960)	-
Settlements		(486,649)	-	-	(467,341)	-	(19,308)
Balance at December 31, 2013	$	847,123	$ -	$ -	$ 15,200	$ 20,193	$ 811,730

The Company's policy is to recognize transfers in and out of Levels 1, 2 and 3 as of the end of the quarterly reporting periods. There were no material transfers between the levels in the hierarchy during the year ended December 31, 2013.

The Company's private equity and similar investments are primarily in funds whose significant investment strategies include equity and other investments in privately-held middle market companies. The majority of these investments are not redeemable and have varying dates for which the underlying assets are expected to be liquidated by distribution through 2020. As of December 31, 2013, restrictions on the ability to sell the investments include, but are not limited to, consent of a majority member or general partner approval for transfer of ownership. There were no investments probable of sale for less than net asset value at December 31, 2013.

4. Cash Segregated under Federal Regulations

At December 31, 2013 cash of $1,978,545 was segregated in special reserve bank accounts for the exclusive benefit of customers under the SEC's "Customer Protection: Reserves and Custody of Securities" Rule 15c3-3 (SEC Rule 15c3-3). This rule provides a detailed reserve formula for determining the reserve bank account requirement. The reserve is calculated as the excess of customer related credits over the customer related debits. As of December 31, 2013, there was an excess of total debits over total credits of $40,364,897.

The Company computes a reserve requirement for the proprietary accounts of introducing brokers (PAIB). At December 31, 2013, the Company had a PAIB deposit segregated in special reserve bank accounts of $499,973. As of December 31, 2013, the excess of total credits over total debits was $275,000.

5. Receivables From and Payables to Brokers, Dealers and Clearing Organizations

The balances shown as receivables from, and payables to, brokers, dealers and clearing organizations represent amounts due for securities transactions made in connection with the Company's normal trading and borrowing activities. Securities failed to deliver and receive represent

the contract value of securities not delivered or received on settlement date. Balances at December 31, 2013 were as follows:

	Receivables	Payables
Failed to deliver / receive	$ 5,251,645	$ 728,727
Clearing organizations	5,099,179	1,822,459
Receivables related to unsettled trades	87,585,796	-
Total	$ 97,936,620	$ 2,551,186

6. Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements consist of the following at December 31, 2013:

Furniture and equipment	$ 10,473,422
Leasehold improvements	10,059,425
Computer equipment	523,844
Computer software	43,000
Less: Accumulated depreciation and amortization	(13,907,475)
Total	$ 7,192,216

7. Intangible Assets

The Company has intangible assets resulting from prior year acquisitions consisting of certain developed technology. The estimated remaining useful life for these intangible assets is 7 years. The net carrying amount of these intangible assets at December 31, 2013, included in Other assets on the Statement of Financial Condition, is $509,550.

8. Short-Term Borrowings

The Company maintains a line of credit with an established financial institution with maximum borrowing under the line equal to available collateral. The line of credit may be collateralized with customers' securities pledged for margin loans and securities held for correspondent broker-dealer accounts. As of December 31, 2013, there were no borrowings outstanding in connection with the line of credit, and there was very limited borrowing under this line during the year. The effective interest rate on borrowing under the line is 1.375%.

The Company maintains an unsecured line of credit from the Parent totaling $725,000,000. As of December 31, 2013, there was no outstanding balance; the average balance outstanding during the year was $42,111,109. Interest accrues on outstanding borrowings at the one-month LIBOR rate plus 0.25% per annum and is adjusted monthly with an effective interest rate that ranged from 0.42% to 0.46% per annum throughout 2013. Interest is payable to the Parent monthly. There is no established maturity date under the agreement with the Parent.

9. Liabilities Subordinated to Claims of General Creditors

Liabilities subordinated to the claims of general creditors represent subordinated borrowings with the Parent. Such borrowings are available in computing the net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Liabilities subordinated to the claims of general creditors are composed of the following at December 31, 2013:

Subordinated note dated 1999, renewing December 2014	$	15,000,000
Subordinated note dated 2000, renewing November 2014		15,000,000
Subordinated note dated 2003, renewing June 2014		30,000,000
Subordinated note dated 2007, renewing August 2014		40,000,000
Total	$	100,000,000

Interest accrues on the above subordinated notes at the three-month LIBOR rate plus 0.80% per annum and is adjusted quarterly with an effective interest rate that ranged from 1.05% to 1.11% per annum throughout 2013. Interest is payable to the Parent monthly.

The Company maintains a $200,000,000 revolving subordinated loan agreement with the Parent. When used, interest accrues on this revolving subordinated loan agreement at the three-month LIBOR rate plus 0.80% per annum and is adjusted quarterly with an effective interest rate that ranged from 1.05% to 1.11% per annum, throughout 2013. There was no outstanding balance as of December 31, 2013.

10. Income Taxes

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities included in the Statement of Financial Condition at December 31, 2013 are presented below:

Deferred tax assets:		
Reserves	$	160,821
Equity based compensation		6,334,591
Deferred compensation		32,085
Depreciation		471,767
Intangibles		995,821
Investments in partnership		181,814
Other		19,809,374
Total deferred tax assets	$	27,986,273
Deferred tax liabilities:		
Goodwill	$	6,039,885
Total deferred tax liabilities	$	6,039,885
Net deferred tax asset	$	21,946,388

The Company has no valuation allowance for deferred tax assets based on management's belief that it is more likely than not that the deferred tax assets will be realized.

The Company has evaluated the requirements of ASC 740, *Income Taxes*. The Company did not have any unrecognized tax benefits, did not record any interest or penalties during 2013 and did not have any interest or penalties accrued as of December 31, 2013. The Company is subject to U.S. income taxes as well as various state and local jurisdictions. Tax years subsequent to 2009 are open for examination.

11. Net Capital Requirements

The Company is subject to SEC Rule 15c3-1, which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by SEC Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of 2% of aggregate debit items or $1,500,000.

At December 31, 2013, the Company had net capital of $122,424,219, which was $119,708,694 in excess of its minimum net capital requirement of $2,715,525. Net capital as a percent of aggregate debit balances was 91.49% at December 31, 2013.

12. Benefit Plans

The Parent offers a 401(k) Savings Plan that permits employees to contribute from 1% to 50% of their cash compensation. For full-time employees who are 21 years of age or older with one year or more of service, the Company makes matching contributions of up to 6% of the employee's compensation.

The Parent has a nonqualified and unfunded deferred compensation arrangement for selected highly compensated employees. The nonqualified plan allows participants to defer compensation and to receive a matching contribution for deferrals into this plan on compensation above the Internal Revenue Code limitations.

The Parent has a non-qualified defined benefit plan that only covers certain inactive Company employees. The costs are charged to current operations and consist of net pension cost based on various actuarial assumptions regarding future expectations under the plan.

Certain employees of the Company participate in the Parent's equity based compensation plans, which provide for the issuance of the Parent's share-related awards, such as stock options and restricted share units. The Parent measures the fair value of each option award on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants awarded in 2013:

Assumptions:		
Risk-free interest rate		1.3%
Dividend yield		3.6%
Volatility factor		28.0%
Expected life in years		7.0
Fair value of options per share	$	5.48

The Parent determines the assumptions used in the Black-Scholes option pricing model as follows: the risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of the grant; the dividend yield is based on the historical dividend yield of the Parent's stock, adjusted to reflect the expected dividend yield over the expected life of the option; the volatility factor is based on the historical volatility of the Parent's stock price, adjusted for current information that indicates the future is reasonably expected to differ from the past; and the expected life is based on the historical behavior of employees related to exercises, forfeitures and cancellations adjusted for current information that indicates the future is reasonably expected to differ from the past.

The Parent measures the fair value of restricted share units based on the price of the Parent's common stock on the grant date less the present value of expected dividends that are foregone during the vesting period. The fair value of restricted shares is based on the common stock price on the grant date.

Substantially all of the Parent's equity awards are granted in February of each year.

The total intrinsic value of the options exercised and restricted share units vested during 2013 was $3,342,134. The total grant date fair value of equity-based awards that vested during 2013 was $2,604,908.

The following table details the activity during 2013 related to the Parent's stock options awarded to employees of the Company:

	Options	Wtd. Avg. Exercise Price	Aggregate Intrinsic Value	Wtd. Avg. Remaining Life (Years)
Original outstanding at beginning of period	$ 1,333,569	$ 33.55		
Transfer	69,490	35.12		
Exercised	(117,778)	26.35		
Forfeited	(5,106)	26.34		
Expired	(75,935)	33.97		
Outstanding at end of period	1,204,240	34.26	6,047,513	4.0
Exercisable at the end of period	1,053,671	35.33	4,453,458	3.6
Exercisable and expected to vest at the end of period	1,192,355	34.33	5,916,775	4.0

The following table details activity during 2013 related to restricted share units awarded by the Parent to employees of the Company:

	Shares/ Units	Wtd. Avg. Grant-Date
Original nonvested at beginning of year	439,813	$ 18.93
Transfer	5,327	20.67
Granted	181,855	29.33
Vested	(82,485)	21.92
Forfeited	(15,705)	19.29
Nonvested at end of year	528,805	22.03

At December 31, 2013, the Parent's restricted share units had a weighted-average life of 0.88 years. At December 31, 2013, the Company estimates that 487,186 restricted share units will vest over a weighted-average life of 0.88 years.

The Company has an incentive compensation plan under which certain employees receiving large incentive awards receive a portion of their award in cash and have a discretionary portion of their incentive paid through the issuance of restricted common shares of the Parent under terms of the Parent's equity compensation plans. The restricted shares vest evenly over three years from the grant date if the employee meets certain criteria.

13. Related Party Transactions

The Company is a member of a group of affiliated companies and, as described below and in Notes 8 and 9, has extensive transactions and relationships with members of the group. Because of these relationships it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

The Parent and an affiliate bank provide management, consulting and financial services to the Company for an annual fee. Such services include, but are not necessarily limited to, advice and assistance

concerning any and all aspects of the operation, planning and financing of the Company, as well as payroll, technology and other administrative services.

During 2013, the Company provided certain underwriting and investment banking services to the Parent and an affiliate bank.

The Board of Managers approved and the Company disbursed a dividend of $45,000,000 to its Parent on May 15, 2013.

At December 31, 2013, the Company had several bank accounts with an affiliate with an unrestricted cash balance of $1,250,000 in Cash and $2,278,039 in Cash segregated under federal regulations.

At December 31, 2013, the Company had a Receivable from the Parent and affiliate in the amount of $1,750,064 in the Statement of Financial Condition. Included in this amount is a receivable relating to IDP fees in the amount of $416,401, an income tax receivable of $757,005, and other miscellaneous receivables in the amount of $576,658.

The Company provides clearing and settlement services to BB&T Investment Services. Pricing for services is established through mutual agreement between the Company and BB&T Investment Services, and therefore it is possible that the terms of these pricing arrangements are not the same as those that would result from transactions among wholly unrelated parties.

At December 31, 2013 the Company had payables of $661,460 to BB&T Investment Services, Inc.

14. Financial Instruments with Off-Statement of Financial Condition Risk

As a securities broker-dealer, the Company is engaged in various securities trading and brokerage activities that expose the Company to off-Statement of Financial Condition credit and market risk. The Company's principal activities and exposure to credit risk associated with customers not fulfilling their contractual obligations can be directly impacted by volatile trading markets.

Derivatives used for trading purposes are carried at fair value. Fair value for exchange-traded derivatives, principally options, are based on quoted market prices. The Company utilizes derivative financial instruments to manage various market risks. These derivatives primarily consist of futures contracts. The Company does not designate its derivative financial instruments as hedges under Topic 815 as all financial instruments are recorded at fair value with changes in fair values reflected in earnings. Therefore, certain of the disclosures required under Topic 815 are generally not applicable with respect to these financial instruments. Premiums and unrealized gains and losses for written and purchased options are recognized gross in the Statement of Financial Condition.

Derivative contracts are written in amounts referred to as notional amounts. Notional amounts only provide the basis for calculating payments between counterparties. Notional amounts do not represent amounts to be exchanged between parties, and are not a measure of market or credit risk. To the extent these transactions are used to hedge other financial instruments, the market risk may be partially or fully mitigated. Credit risk on these contracts arises if counterparties are unable to fulfill their obligations.

As of December 31, 2013, the Company did not hold any derivative financial instruments.

The Company has established credit policies for commitments involving financial instruments with off-Statement of Financial Condition credit risk. Such policies include credit review, approvals, limits and monitoring procedures. Where possible, the Company limits credit risk by generally executing these

derivative transactions through regulated exchanges, which are subject to more stringent policies and procedures than over-the-counter transactions.

At December 31, 2013, the Company had receivables under resale agreements and payables under repurchase agreements reflected in the Statement of Financial Condition. The Company had no commitments to enter into future resale and repurchase agreements as of December 31, 2013.

At December 31, 2013, the carrying value of receivables under resale agreements and approximate fair market values of collateral received that can be sold or re-pledged by the Company were:

	Carrying Value	Market Value of Collateral
Securities purchased under agreements to resell	$ 124,048,451	$ 127,597,754
Total sources of collateral	$ 124,048,451	$ 127,597,754

At December 31, 2013, the carrying value of payables under repurchase agreements and approximate fair market values of collateral received that were sold or re-pledged by the Company were:

	Carrying Value	Market Value of Collateral
Securities sold under agreements to repurchase	$ 134,923,540	$ 139,818,202
Total uses of collateral	$ 134,923,540	$ 139,818,202

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2013, at the fair value of the related securities.

In the normal course of business, the Company engages in activities involving the execution and settlement of various securities transactions. These activities may expose the Company to credit and market risks that are not reflected on the Statement of Financial Condition, in the event the customer or counterparty is unable to fulfill its contractual obligation. Such risks may be increased by volatile trading markets.

Company seeks to control the risks associated with its customer activities, including customer accounts of its correspondents for which it provides clearing services, by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The required margin levels are monitored daily and, pursuant to such guidelines, customers are required to pledge additional collateral or to reduce positions when necessary.

A portion of the Company's customer activity involves short sales and the writing of option contracts. Such transactions may require the Company to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations.

In the normal course of business, the Company is indemnified and guaranteed by correspondents, against specified potential losses in connection with the Company acting as an agent of, or providing services to, the correspondents.

15. Commitments and Contingencies

FASB ASC 460, *Guarantees,* ("Topic 460") requires the Company to disclose information about its obligations under certain guarantee arrangements. Topic 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying related to an asset, liability, or equity security of the guaranteed party. Topic 460 also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

In connection with its underwriting activities, the Company enters into firm commitments for the purchase of securities in return for a fee. These commitments require the Company to purchase securities at a specified price. The underwriting of securities exposes the Company to market and credit risk, primarily in the event that, for any reason, securities purchased by the Company cannot be distributed at anticipated price levels. At December 31, 2013, the Company had $12,856,453 of open underwriting commitments.

The Company is obligated under non-cancelable operating leases, which contain escalation clauses, for office facilities and equipment expiring on various dates through 2025.

At December 31, 2013, the Company had minimum lease obligations related to these and other non-cancelable operating leases as follows:

For the years ending December 31:		
2014	$	8,839,769
2015		7,944,728
2016		7,206,197
2017		6,030,341
2018		5,465,346
Thereafter		28,830,255
Total minimum future payments	$	64,316,636

16. Litigation

In the ordinary course of business, the Company is subject to a certain amount of claims, litigation, investigations and legal and administrative case proceedings, all of which are considered incidental to the normal course of business. While the outcome of legal proceedings is inherently uncertain, based on the information currently available, the Company's management believes that such proceedings will not have a material adverse effect on the financial position. However, in the event of unexpected future developments, it is possible that the ultimate resolution of these matters, if unfavorable, may be material to the Company's financial position.

17. Subsequent Events

The Company has evaluated subsequent events through February 27, 2014 and has determined there are none requiring disclosure through the date of these financial statements.

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